Exhibit 99.1

Inspira™ Technologies Reports Second Quarter 2023 Financial Results

As of June 30, 2023, the Company had $8.9 million in cash, cash equivalents and short-term bank deposits.

Ra’anana, Israel, August 10, 2023 – Inspira Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW) (the “Company” or “Inspira”), a company aiming to revolutionize acute respiratory care, announced today its financial results for the second quarter ended June 30, 2023.

Outlook:

INSPIRA™ ART100 - We are focused on the final stages of the development of the INSPIRA ART100, which is planned to be submitted to the U.S. Food and Drug Administration (the “FDA”) clearance via the 510(k) pathway. We believe that the potential completion of the INSPIRA ART100 illustrates and validates our capability to take a product from research to a full regulatory submission and illustrates the potential of our intellectual property. The INSPIRA ART100 is designed for life support, providing pulmonary and cardiac support. The Company is preparing for the unveiling of the INSPIRA ART100 at the world’s largest Extracorporeal Life Support Organization (ELSO) conference, the 34th Annual ELSO Conference in Seattle, Washington, which will be held between September 28 and October 1, 2023.

INSPIRA™ ART500 – We continue to expend company resources towards the development of the INSPIRA ART500 and integrated artificial intelligence (“AI”) and blood sensor technology. The Company is awaiting potential future grants of patents in the U.S. for the INSPIRA ART500 technologies.

The INSPIRA ART500 is a potentially disruptive, paradigm-shifting solution, offering a potentially new treatment category that uniquely utilizes small volumes of blood to increase oxygen saturation levels in minutes. To empower awake patients to breathe without lungs, the Company intends to integrate advanced hemodynamic sensor technologies with AI-powered real-time analytics to support significantly improving patient outcomes. In today's fast-paced healthcare environment, limited patient interaction time and a lack of real-time data can lead to overlooking subtle changes in the patient's condition, which could negatively impact clinical outcomes. INSPIRA AI will usher in a new era of hyper-personalization acute respiratory care, delivering real-time insights and alerts to support physician decision-making to support timely clinical intervention and enhance the quality of care.

“We are extremely pleased with our progress in the second quarter of 2023,” said Dagi Ben-Noon, Chief Executive Officer of Inspira. “We are dedicated to delivering value to both patients who potentially may need our future products and our shareholders alike. We remain committed to driving innovation, expanding our technological and product development to bring new needed technologies to the medical device market.”

Financial Results for the six months ended June 30, 2023

Research and development expenses for the six months ended June 30, 2023 were $3.8 million, compared to $4.3 million for the corresponding period in 2022. The reason for the decrease in research and development expenses was primarily the result of a decrease in share-based compensation expenses, which was more significant than the increase in the salary and related expenses as a result of the Company’s recruitment of employees, as well as the expansion of its research and development department.

Sales and marketing expenses for the six months ended June 30, 2023, were $401,000 compared to $777,000 for the corresponding period in 2022. The decrease is attributable to decreases in share-based compensation expenses and a reduction in marketing activities. The marketing department increased its efforts in the first half of 2022 with respect to brand awareness and exploring go-to-market capabilities.

General and administrative expenses for the six months ended June 30, 2023 were $2.1 million, compared to $2.9 million for the corresponding period in 2022. The decrease resulted primarily from a decrease in share-based compensation expenses and a lower cost of director and officer insurance.

Finance income for the six months ended June 30, 2023, was $652,000, compared to $4.5 million for the corresponding period in 2022. The decrease in finance income resulted primarily from the calculation of the fair market value of the Company’s financial equity liabilities relating to its pre-initial public offering (IPO) and IPO investors, in addition to the fluctuation in the U.S. dollar – New Israeli Shekel exchange rate during the first half of 2023.

Finance expenses for the six months ended June 30, 2023 were $172,000, compared to $24,000 for the corresponding period in 2022. The increase in finance expenses resulted primarily from the calculation of the fair market value of the Company’s financial equity liabilities relating to its pre-IPO and IPO investors.

The net loss for the six months ended June 30, 2023 was $5.9 million, compared to a net loss of $3.5 million for the six months ended June 30, 2022.

Financial highlights for the three months ended June 30, 2023

Research and development expenses for the three months ended June 30, 2023 were $1.8 million, a decrease of $1 million compared to the second quarter of 2022. The decrease was attributed to a decrease in share-based compensation expenses.

Sales and marketing expenses for the three months ended June 30, 2023 were $233,000, a decrease of approximately $72,000 compared to the second quarter of 2022.

General and administrative expenses for the three months ended June 30, 2023, were $1 million, a decrease of $400,000 compared to the second quarter of 2022. The decrease resulted primarily from a decrease in share-based compensation expenses and a lower cost of director and officer insurance.

Finance income for the three months ended June 30,2023 was $284,000, compared to $2.4 million for the corresponding period in 2022. The decrease in finance income resulted primarily from the calculation of the fair market value of the Company’s financial equity liabilities relating to its pre-IPO and IPO investors, in addition to the fluctuation in the U.S. dollar – New Israeli Shekel exchange rate during the first half of 2023.

Finance expenses for the three months ended June 30,2023 were $60,000, compared to $14,000 for the corresponding period in 2022.

Balance Sheet Highlights

Cash, cash equivalents and short-term bank deposits were $8.9 million as of June 30, 2023, compared to $13.9 million as of December 31, 2022.

Financial liabilities at fair market value totaled $438,000 as of June 30, 2023, compared to $368,000 as of December 31, 2022. The financial liabilities represent the fair market value of the Company’s equity liabilities to pre-IPO and IPO investors.

As of June 30, 2023, the Company’s shareholders’ equity totaled $7.5 million, compared to shareholders’ equity totaling $12.8 million as of December 31, 2022.

Inspira Technologies OXY B.H.N. Ltd.

Inspira Technologies has a clear mission to revolutionize acute respiratory care through innovation. Our aim is to develop medical technologies and products that prevent the need for mechanical ventilation. Empowering breathing without lungs, the flagship INSPIRATM ART500 is designed to boost blood oxygen saturation levels in a matter of minutes, even as the patient remains awake. We strive to deliver blood circulation technology alongside AI driven monitoring and analytics to create patient-centric and data-driven solutions that enhance patient outcome and improve hospital efficiency. Through our continuous efforts, we aim to reshape the future of extracorporeal treatments to create a better healthcare experience for patients around the world. The Company’s products have not yet been tested or used in humans and have not been approved by any regulatory entity.

For more information, please visit our corporate website: https://inspira-technologies.com/

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses its belief that the third quarter is pivotal for the Company, the regulatory submission of the INSPIRATM ART100 to the FDA via the 510(k) pathway, the timing thereof and expected clearance during the second half of 2023. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the SEC, which is available on the SEC’s website, www.sec.gov.

MRK-ARS-057 Copyright © 2018-2023 Inspira Technologies OXY B.H.N. LTD., All rights reserved.

UNAUDITED CONDENSED INTERIM STATEMENTS OF FINANCIAL POSITION

(U.S. dollars in thousands)

	June 30,	December 31,
	2023	2022

ASSETS
Current Assets:
Cash and cash equivalents	3,324	6,783
Cash deposits	5,643	7,120
Other current assets	356	591
Total current assets	9,323	14,494

Non-Current Assets:
Right of use assets, net	967	1,107
Property, plant and equipment, net	550	411
Total non-current assets	1,517	1,518
Total Assets	10,840	16,012

	June 30,	December 31,
	2023	2022

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Trade accounts payables	149	150
Other accounts payable	1,372	1,217
Lease liabilities	309	329
Financial liabilities at fair value	438	368
Total current liabilities	2,268	2,064

Non-Current Liabilities:
Lease liabilities	588	728
Loan from the Israeli Innovation Authority	432	398
Total non- current liabilities	1,020	1,126

Shareholders’ Equity:
Share capital and additional paid-in capital	54,831	53,814
Foreign exchange reserve	(2,360)	(1,928)
Accumulated deficit	(44,919)	(39,064)
Total equity	7,552	12,822
Total liabilities and shareholders’ equity	10,840	16,012

UNAUDITED CONDENSED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars in thousands)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2023	2022	2023	2022

Research and development expenses	1,776	2,734	3,830	4,294
Marketing expenses	233	305	401	777
General and administrative expenses	1,039	1,392	2,104	2,936
Operating loss	3,048	4,431	6,335	8,007
Finance income	(284)	(2,352)	(652)	(4,558)
Finance expenses	60	14	172	24
Loss (profit) before tax	2,824	2,093	5,855	3,473
Taxes on income
Loss (profit) for the period	2,824	2,093	5,855	3,473
Other comprehensive loss (profit), net of tax:
Items that will not be reclassified to profit or loss:
Exchange profits(losses) arising on translation to presentation currency	(138)	1,810	(432)	(2,235)
Total comprehensive loss for the period	(2,962)	3,903	(6,287)	5,708

UNAUDITED CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands)

For the Three-Month Period Ended June 30, 2023 (Unaudited):

	Share capital and additional paid-in capital	Adjustments arising from translating financial operation	Accumulated deficit	Total
Balance on March 31, 2023
Changes during the period:	54,397	(2,222)	(42,095)	10,080
Loss for the period	-	-	(2,824)	(2,824)
Other comprehensive loss	-	(138)	-	(138)
Total comprehensive loss	-	(138)	(2,824)	(2,962)
Share-based compensation	434	-	-	434
Balance on June 30, 2023	54,831	(2,360)	(44,919)	7,552

For the six-month Period Ended June 30, 2023 (Unaudited):

	Share capital and additional paid-in capital	Adjustments arising from translating financial operation	Accumulated deficit	Total
Balance on January 1, 2023
Changes during the period:	53,814	(1,928)	(39,064)	12,822
Loss for the period	-	-	(5,855)	(5,855)
Other comprehensive loss	-	(432)	-	(432)
Total comprehensive loss	-	(432)	(5,855)	(6,287)
Share-based compensation	1,017	-	-	1,017
Balance on June 30, 2023	54,831	(2,360)	(44,919)	7,552